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Attention:	Barbara Jacobs, Assistant Director
Mitchell Austin, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Laura Veator, Staff Accountant

Re:	Sprout Social, Inc.
Registration Statement on Form S-1
Filed October 25, 2019
File No. 333-234316
Ladies and Gentlemen:
On behalf of our client, Sprout Social, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated November 5, 2019 relating to the Company’s registration statement on Form S-1 filed on October 25, 2019 (the “Registration Statement”).
For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

November 6, 2019

Form S-1 filed October 25, 2019

Key Factors Affecting Our Performance
Acquiring New Customers, page 66

1.
We note your response to prior comment 2. We further note your disclosure on page 20 that you cannot accurately predict renewal rates, and your disclosure on page 22 that many of the key features of your platform and products have only launched in the past few years, and as a result of your limited operating history, your ability to forecast future operating results is limited. Given these limitations and the unpredictability of your renewal rates, please clarify why you calculate lifetime value of your customers using an estimated renewal rate rather than actual revenues and gross profits achieved. Further, considering that sales commissions are deferred and amortized over the expected period of benefit, clarify how sales and marketing expense represents all of your customer acquisition costs for a particular year.

Response: The Company respectfully informs the Staff that the Company calculates the lifetime value of the Company’s customers using the actual historic renewal rate for the Company’s customers as of the end of the most recently completed fiscal year. Accordingly, the renewal rate applied in the calculation supplementally provided to the Staff by the Company on October 25, 2019 is the actual historic renewal rate for the Company's customers as of December 31, 2018. The Company also advises the Staff that the Company uses the actual revenue and gross profit attributable to its customers for the relevant period (i.e., the twelve month period ended December 31, 2018) when calculating the lifetime value of its customers, which are included in the calculation supplementally provided to the Staff by the Company on October 25, 2019.
The Company further advises the Staff that the measure for the cost of customer acquisition in a particular period in the Company’s industry for purposes of calculating lifetime customer value is the total sales and marketing expense recognized by the reporting entity during the relevant period. Therefore, the Company believes that investors expect the use of this measure in the Company’s calculation of lifetime customer value and may make inaccurate comparisons to the Company’s peers if another input were used.
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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.

November 6, 2019

Very truly yours,

/s/ Christopher Lueking
Christopher Lueking, Esq.
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)

Cathy Birkeland, Latham & Watkins LLP
Steven Gavin, Winston & Strawn LLP
Joe Del Preto, Sprout Social, Inc.
Heidi Jonas, Sprout Social, Inc.